Filed by Sterling Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company:
Farnsworth Bancorp, Inc.
(Commission File No. 0-24621)
Date: November 1, 2006
On November 1, 2006, Sterling Bank issued the following press release:

                    News Release
FOR IMMEDIATE RELEASE

DATE:	November 1, 2006

CONTACT:	Robert H. King,	R. Scott Horner,
	President	Executive Vice President
	856 273 5900	856 273 5900
	rking@sterlingnj.com	shorner@sterlingnj.com

Sterling Bank Reports Nine Month Earnings and Announces Payment of Quarterly Cash Dividend

Mount Laurel, NJ, November 1, 2006 -- Sterling Bank (NASDAQ: STNJ) today reported income before taxes of $1,572,000 for the nine month period ended September 30, 2006. This compared to the nine month period ended September 30, 2005, which totaled $2,036,000, reflects the absorption of the enhanced operating expenses related to the expansion of the Bank’s branch system; the effects of the industry wide compression of net interest margins; and a decline in the held for sale loan totals associated with advances in support of the national student loan program. Net income for the nine month period totaled $975,000, compared to net income for the same period of 2005, which totaled $1,286,000. On a basic and diluted per share basis, the net income for the nine month period was $0.20 per share, compared to net income of $0.32 per share (adjusted for stock dividends) for the period ending September 30, 2005.

In addition, Sterling Bank today announced that its Board of Directors has authorized a regular quarterly cash dividend payment of $0.03 per common share. This cash dividend will be paid on November 22, 2006, to shareholders of record as of November 8, 2006. This represents the twelfth consecutive quarterly cash dividend authorized and paid by Sterling Bank.

Robert H. King, President and Chief Executive Officer noted, “The current operating environment continues to provide challenges, with industry-wide net interest margin pressures and heightened pricing competition in both the lending and deposit gathering arenas. However, our progress in expanding Sterling Bank’s retail network and the quarter to quarter growth of core commercial loans, coupled with the pending combination with Peoples Savings Bank, which is expected to be finalized during the fourth quarter of 2006, or the first quarter of 2007, represents meaningful progress and important opportunities for the enhancement of our local market share and operating performance.”

For the quarter ended September 30, 2006, income before taxes totaled $482,000, compared to net income of $858,000 for the third quarter of 2005. Net income amounted to $299,000 for the third quarter of 2006, compared to net income of $532,000 for the third quarter of 2005. On a basic and diluted per share basis, net income for the third quarter of 2006 amounted to $0.06 per share, compared to net income of $0.11 per share (adjusted for stock dividends) for the third quarter of 2005.

Sterling Bank’s change in earnings is attributable primarily to an increase of $1,033,000, or 15%, in noninterest expenses, from $7.1 million during the first nine months of 2005, to $8.1 million during the first nine months of 2006. An increase in compensation expense of $590,000, or 15%, is primarily related to personnel costs for staffing increases to support growth initiatives, including our new Voorhees branch. Occupancy, equipment and data processing expense increases of $369,000, or 21%, primarily as a result of the opening of our new Voorhees branch in November 2005.

As of September 30, 2006, Sterling Bank’s assets totaled $335 million, compared to assets of $343 million on September 30, 2005, representing a 2% decrease. Total loans amounted to $248 million on September 30, 2006, reflecting a decrease of 6% over total loans as of September 30, 2005 of $265 million. Total deposits expanded to $288 million on September 30, 2006, an increase of 3% from $279 million on September 30, 2005.

The decrease in total loans is primarily attributable to the decline in initial advances for student loans originated through SLM, Inc. the national student loan marketing association. These loans are classified as held for sale, and have declined from $43.0 million as of September 30, 2005, to $4.2 million as of September 30, 2006. This decrease of $38.8 million results from SLM’s decision to self fund these specific student loans. Core loan outstanding balances expanded to $243.6 million on September 30, 2006, from $221.9 million on September 30, 2005, a 10% increase.

Sterling Bank
Financial Highlights (unaudited)
As of, and for the nine months ended, September 30, 2006 and September 30, 2005

	Three Months Ended		Nine Months Ended
	09/30/2006	09/30/2005	09/30/2006	09/30/2005
INCOME STATEMENT
Interest income	$5,606,000	5,024,000	$16,905,000	13,830,000
Interest expense	2,635,000	1,898,000	7,617,000	4,978,000
Net interest income	2,971,000	3,126,000	9,288,000	8,852,000
Provision for loan losses	45,000	102,000	135,000	252,000
Net interest income after provision for
loan losses	2,926,000	3,024,000	9,153,000	8,600,000
Noninterest income	175,000	165,000	518,000	502,000
Noninterest expenses	2,619,000	2,331,000	8,099,000	7,066,000
Income before taxes	482,000	858,000	1,572,000	2,036,000
Income tax expense	183,000	326,000	597,000	750,000
Net income	$ 299,000	532,000	$ 975,000	1,286,000

PER SHARE DATA
Basic and Diluted earnings per share	$0.06	$0.11	$0.20	$0.32
Dividends paid on common shares	$0.03	$0.03	$0.09	$0.09

Average shares outstanding - Basic	4,775,810	4,760,171	4,770,885	4,000,335
Average shares outstanding - Diluted	4,857,477	4,842,114	4,863,913	4,062,408

BALANCE SHEET
Assets
Cash & due from banks			$ 12,161,000	$ 9,127,000
Federal funds sold			2,017,000	260,000
Total investment securities			59,895,000	57,454,000
Restricted stock			1,655,000	2,394,000
Total loans			247,831,000	264,919,000
Allowance for loan losses			(1,290,000)	(1,121,000)
Other assets			12,393,000	9,658,000
Total assets			$334,662,000	$342,691,000

Liabilities
Total deposits			$287,703,000	$279,479,000
Total borrowings			10,735,000	28,291,000
Other liabilities			1,209,000	740,000
Total liabilities			299,647,000	308,510,000

Shareholders' equity
Common stock			9,552,000	9,067,000
Additional paid-in capital			22,892,000	23,233,000
Retained earnings			3,311,000	2,538,000
Accumulated other comprehensive losses			(740,000)	(657,000)
Total shareholders' equity			35,015,000	34,181,000
Total liabilities and shareholders’ equity			$334,662,000	$342,691,000

PERFORMANCE RATIOS
Book value per share			$7.33	$7.18
Return on average assets	0.35%	0.63%	0.37%	0.53%
Return on average equity	3.43%	6.20%	3.80%	6.23%
Net interest margin	3.67%	3.89%	3.75%	3.88%

Sterling Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $335 million as of September 30, 2006. Sterling Bank's main office is located in Mount Laurel, New Jersey, and its six other Community Banking Centers are located in Burlington and Camden Counties in New Jersey. Sterling Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in its market area. The Bank's deposits are insured to the applicable regulatory limits per depositor by the Federal Deposit Insurance Corporation. Sterling Bank is a member of the Federal Reserve System. The common stock of Sterling Bank is traded on the NASDAQ Capital Market under the symbol "STNJ". For additional information about Sterling Bank visit our website at http://www.sterlingnj.com.

This news release may contain certain forward-looking statements, such as statements of the Bank’s plans, objectives, expectations, estimates and intentions. Forward-looking statements may be identified by the use of words such as “expects,” “subject,” “believe,” “will,” “intends,” “will be” or “would.” These statements are subject to change based on various important factors (some of which are beyond the Bank’s control). Readers should not place undue reliance on any forward-looking statements (which reflect management’s analysis only as of the date of which they are given). Sterling Bank cautions that the foregoing list of important factors is not exclusive.

Sterling Bank, and its directors and executive officers, may be deemed to be “participants” in Sterling Bank’s solicitation of proxies in connection with the proposed holding company reorganization and merger. Information regarding the names of directors and executive officers and their respective interests in the Bank by security holdings or otherwise is set forth in the Bank’s proxy statement relating to the 2006 annual meeting of shareholders, which may be obtained free of charge at the Bank’ s website at http://www.sterlingnj.com or by calling R. Scott Horner, Secretary, at 865-273-5900.

Sterling Banks, Inc. amended its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (SEC) on April 28, 2006 (File No. 333-133649), which now contains the proxy materials of Farnsworth Bancorp, Inc. and Sterling Bank and certain other information regarding the Bank. The Bank will also file its proxy materials with the Federal Reserve Board. These proxy materials will set forth complete details of the holding company reorganization and merger. Investors will be able to obtain a copy of the Bank’s proxy materials free of charge at the SEC's Web site at www.sec.gov. The materials may also be available free of charge at the Bank’s website address listed above or by calling Mr. Horner at the number listed above. Investors are urged to carefully read the proxy materials when filed with the SEC because they will contain important information. Investors should read the proxy materials before making a decision regarding the merger.

The foregoing communication does not constitute an offer to sell any securities and is not a solicitation of an offer to buy any securities. Such an offer will only be made by means of a prospectus.